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                             January 24, 2022

       Susan Love
       Vice-President and Treasurer
       Export Development Canada
       150 Slater Street
       Ottawa, Ontario
       Canada K1A 1K3

                                                        Re: Export Development
Canada
                                                            Schedule B filed
December 22, 2021
                                                            File No. 333-261836
                                                            color:white;"_
                                                            Form 18-K filed
April 30, 2021
                                                            File No. 002-62211

       Dear Ms. Love:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Schedule B

       General , page 1

   1. To the extent possible, please update all statistics and information in the registration statement and the
documents incorporated by reference, to provide the most recent data.
                                                        In this regard, we note
that your Form 18-K includes information primarily up to 2020.
                                                        Please consider
including a Recent Developments section to address our comments or other material
information, as necessary.
 Susan Love
Export Development Canada
January 24, 2022
Page 2
Tax Matters, page 7

2. To the extent that counsel provides tax opinion disclosure in prospectus supplements, please file a short-form tax opinion as an exhibit.
Exhibit 99.4: Independent Auditor's Consent, page 1

3. Please supplementally tell us the purpose of the qualification in the consent related to
         Note 7 of the financial statements. Additionally, please tell us the reason for the discrepancy between your reference to the financial position date and the March 30, 2021 date provided in Exhibit 99.2 of the Form 18-K.
Form 18-K
Exhibit 99.3
Regional Highlights, page 15

4. Here or elsewhere, please include discussion of any material trade and political issues with China.
5. Here or elsewhere, if material, please include discussion of recent trade and tariff issues between the United States and Canada.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

      Please contact Corey Jennings at (202) 551-3258 or Michael Coco, Chief, at (202) 551-
3253 with any other questions.



                                                                Sincerely,
FirstName LastNameSusan Love
                                                                Division of
Corporation Finance
Comapany NameExport Development Canada
                                                                Office of
International Corporate
January 24, 2022 Page 2                                         Finance
FirstName LastName